Exhibit 10.1

WAIVER AGREEMENT

This waiver agreement (this “Waiver Agreement”), dated September 5, 2018, is by and between Jon E. Bortz (the “Executive”) and Pebblebrook Hotel Trust (the “Company”).
On August 21, 2018, the Company sent a letter, dated August 21, 2018 (the “Proposal Letter,” the full text of which is set forth in Exhibit A attached hereto), to the Board of Trustees of LaSalle Hotel Properties, a Maryland real estate investment trust (“LaSalle”), in which the Company proposed a share-for-share merger combination of the Company and LaSalle on the terms set forth in the Proposal Letter. (the “Proposed Transaction”).
It is anticipated that pursuant to the terms of each agreement on the following list, each of which is by and between the Executive and the Company (collectively the “Agreements”), the Proposed Transaction, upon consummation, would meet the definition of the term “Change in Control” or cause the occurrence of a “Control Change Date,” as the case may be:

1.	Change in Control Severance Agreement, dated December 14, 2009

2.	Performance Unit Retention Award Agreement, dated December 13, 2013

3.	LTIP Class B Unit Vesting Agreement, dated December 13, 2013

4.	Share Award Agreement, dated 4/4/2016

5.	Share Award Agreement, dated 3/17/2017

6.	Share Award Agreement, dated 3/16/2018

7.	Performance Unit Award Agreement, dated 2/10/2016

8.	Performance Unit Award Agreement, dated 2/15/2017

9.	Performance Unit Award Agreement, dated 2/14/2018

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Executive and the Company hereby agree to the following:

1.
If the Proposed Transaction, or another transaction between the Company and LaSalle on substantially the same terms as the Proposed Transaction, is consummated, and upon consummation such transaction would meet the definition of the term “Change in Control” or cause the occurrence of a “Control Change Date,” as the case may be, under the Agreements (the “Triggering Transaction”), then the Executive hereby agrees that the Triggering Transaction shall be deemed not to be a “Change in Control” or the cause of the occurrence of a “Control Change Date” under any of the Agreements (the “Waiver”) and that, as a result of the Waiver, the Executive has waived (i) the payment of any amounts of cash due to the Executive and (ii) the acceleration of vesting of any unvested Performance Units or Common Shares (each as defined in the Pebblebrook Hotel Trust 2009 Equity Incentive Plan, as amended and restated effective July 10, 2012, as amended through the date hereof), or LTIP Class B Units (as defined in the Second Amended and Restated Agreement of Limited Partnership of Pebblebrook Hotel, L.P., dated as of December 13, 2013, as amended), in each case pursuant to the Agreements as a result from the occurrence of the Triggering Transaction.

2.	Except as specifically provided by this Waiver Agreement, the terms of each of the Agreements remain in effect.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the parties hereto have signed their names to this Waiver Agreement as of September 5, 2018.

COMPANY:		EXECUTIVE:

Pebblebrook Hotel Trust		Jon E. Bortz
By:	/s/ Raymond D. Martz	/s/ Jon E. Bortz
Name:	Raymond D. Martz
Title:	Chief Financial Officer

EXHIBIT A
The Proposal Letter
August 21, 2018

Michael D. Barnello
Stuart L. Scott
Denise M. Coll
Jeffrey T. Foland
Darryl Hartley-Leonard
Jeffrey L. Martin
Donald A. Washburn

LaSalle Hotel Properties
7550 Wisconsin Avenue, 10th Floor
Bethesda, MD 20814

Ladies and Gentlemen,

The commitment of the Board of Trustees of Pebblebrook Hotel Trust to executing a strategic combination with LaSalle is as strong as ever, and we are confident that a combination of our two companies will deliver both immediate value that is far superior to the proposed all-cash Blackstone transaction and, we believe, exceptional long-term upside potential. Therefore, we are providing this new, enhanced merger proposal today with a materially increased cash option component and urge you to carefully and completely consider the merits and benefits of this strategic combination to LaSalle shareholders and accept our proposal.

Under our enhanced offer, LaSalle shareholders will receive consideration of substantially greater value at closing than under the Blackstone proposal and will also have the option to participate in the value creation of the combined company going forward.

Revised Terms of Proposal and Form of Consideration: Each LaSalle shareholder will have the option to elect to receive for each LaSalle common share owned either a) a fixed amount of $37.80 in cash or b) a fixed exchange ratio of 0.92 Pebblebrook common share. An increased maximum of 30% of outstanding LaSalle common shares may be exchanged for cash (and elections of cash will be subject to pro rata cutbacks if holders of more than 30% of LaSalle common shares elect cash). Assuming LaSalle shareholders receive cash for 30% of the shares, the implied price of our offer now represents the following premiums to the Blackstone price:

•	$3.07 per share, or 9.2%, based on the closing price of Pebblebrook common shares on August 21, 2018

•	$2.79 per share, or 8.3%, based on the 5-day VWAP of Pebblebrook common shares on August 21, 2018[1]

•	$2.77 per share, or 8.3%, based on the 30-day VWAP of Pebblebrook common shares on August 21, 2018[2]

•	$3.15 per share, or 9.4%, based on the 60-day VWAP of Pebblebrook common shares on August 21, 2018[3]; and

•	$2.52 per share, or 7.5%, based on the 90-day VWAP of Pebblebrook common shares on August 21, 2018[4]

_____________________
1Premium based on the 5-day volume-weighted average price per Pebblebrook common share on August 21, 2018
2Premium based on the 30-day volume-weighted average price per Pebblebrook common share on August 21, 2018
3Premium based on the 60-day volume-weighted average price per Pebblebrook common share on August 21, 2018
4Premium based on the 90-day volume-weighted average price per Pebblebrook common share on August 21, 2018

The fixed cash price of $37.80 is $4.30, or 13%, above the Blackstone price of $33.50. The new 30% cash cap is a 50% increase in the potential cash consideration compared to our prior proposal, which is an aggregate increase in the cash consideration of approximately $420 million. This increased cash component provides LaSalle shareholders with additional certainty and greater downside protection, as well as increased overall value. Moreover, LaSalle common shareholders who exchange their LaSalle common shares for Pebblebrook common shares will do so tax-free compared to a taxable cash exchange.

Since LaSalle executed its merger agreement with Blackstone on May 20, 2018, lodging industry performance has continued to improve and investor support for our merger proposal has been overwhelming. As we are sure you have learned through your conversations with LaSalle shareholders, it seems there is virtually no support from them for the existing agreement with Blackstone. LaSalle’s shares have consistently traded at a substantial premium to the Blackstone price because LaSalle shareholders deem Pebblebrook’s offer as significantly more attractive. In addition, Pebblebrook’s shares have continued to trade at levels consistent with providing LaSalle shareholders with a very significant premium to the Blackstone price, based on our proposal, as described in detail above. Due to the substantial cash portion of our enhanced offer, which is fixed at $37.80 per share, in order for the Blackstone transaction price to be equivalent to Pebblebrook’s proposal, Pebblebrook’s common shares would have to decline by $4.76, or 12.2%, from today’s closing price. Given the terms of our revised proposal, the rationale for agreeing to a merger with Pebblebrook is more compelling today than ever before. Our offer affords you, as the LaSalle Board, an opportunity and ability to provide increased value to LaSalle shareholders by accepting a superior proposal which is clearly in their best interest and which they have plainly communicated is what they desire.

On June 11, 2018, we provided you with a merger agreement essentially identical to the Blackstone proposal, adapted only to reflect the superior economics of our offer of the same date and our merger structure. We remain willing to work with you to finalize that merger agreement, changed to reflect the increase in the cash component of the merger consideration from 20% to 30%. Working together, we believe we can complete a transaction within the next 75 to 90 days, including receiving approvals from shareholders of each company within that timeframe. Our ability to move quickly to complete a transaction, coupled with the significantly increased cash component of this enhanced offer, provides LaSalle’s shareholders with a significant premium to the Blackstone transaction as well as a high degree of certainty with a low level of risk deemed completely acceptable by your shareholders.

The Pebblebrook offer is a viable superior alternative and is available for you to accept. We firmly believe that LaSalle shareholders will readily approve a strategic combination of the two companies on the terms outlined in our proposal if you give them a chance to do so. We urge you to do so now. There is no reason to wait for the Blackstone merger proposal to be rejected by LaSalle’s shareholders. Nevertheless, should you not choose to move forward with us now, our revised offer for a strategic combination of our two companies will remain available-for the benefit of LaSalle shareholders-on the same terms, following a rejection of the Blackstone proposal by LaSalle shareholders.

We look forward to hearing from you.

Sincerely yours,

/s/ Jon E. Bortz
Chairman, President & CEO
Pebblebrook Hotel Trust

Exhibit A
Summary of Key Terms of Non-Binding Proposed Combination of
Pebblebrook Hotel Trust ("Pebblebrook") and LaSalle Hotel Properties ("LaSalle")
1. Merger Consideration (cash or shares; maximum of 30% of LaSalle common shares will receive cash):

•	For each LaSalle common share held, each LaSalle shareholder may elect to receive:

◦	$37.80 in cash; or

◦	a fixed exchange ratio of 0.92 Pebblebrook common share

•
A maximum of 30% of the outstanding LaSalle shares will receive cash and shareholders’ elections of cash will be subject to pro rata cutbacks in the event holders of more than 30% of LaSalle shares elect cash

•	Pebblebrook to exchange new preferred shares for LaSalle's existing preferred shares (with substantially identical terms)

2. Management:

•	Pebblebrook senior executives to manage combined company

3. Financing Sources (no financing contingencies):

•	Pebblebrook to assume or repay LaSalle's term loans and first mortgage loans

4. Due Diligence (no diligence contingencies):

•	Proposal is not contingent on further due diligence

5. Representations, Warranties and Covenants (customary and reciprocal):

•	Customary and reciprocal to both LaSalle and Pebblebrook

6. Break-up Fee:

•	$112.0 million

7. Pebblebrook Board Approval:

•	Pebblebrook's Board of Trustees has approved the terms contained herein

8. Above terms subject to the following assumptions and conditions:

•	Termination of the Blackstone agreement and concurrent execution of a definitive merger agreement

•	No payments or vesting under change in control severance agreements for Pebblebrook's executive officers

This summary is non-binding and neither party shall be under any legal obligation concerning a merger transaction unless and until each party executes a definitive merger agreement.